Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Institutional Trust

Master Portfolio Trust

We consent to the use of our reports dated October 17, 2011, with respect to Western Asset Institutional Liquid Reserves, Western Asset Institutional U.S. Treasury Reserves, Western Asset Institutional Tax Free Reserves and Western Asset Institutional Cash Reserves, each a series of Legg Mason Partners Institutional Trust, and Prime Cash Reserves Portfolio, Tax Free Reserves Portfolio, U.S. Treasury Reserves Portfolio and Liquid Reserves Portfolio, each a series of Master Portfolio Trust, as of August 31, 2011, incorporated herein by reference, and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

December 13, 2011